
02003524

8-49207

BB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
~~8B-040020-G7~~

BEST AVAILABLE COPY

ANNUAL AUDIT REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 0 5 2002
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 **AND ENDING** December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Keefe Shaw & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

646 North French Rd., Suite #7
(No. and Street)

Amherst | New York
(City) | (State)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter S. O'Keefe — 6) 568-1010
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Hacherl, Edward F., CPA
(Name - *if individual, state last, first, middle name*)

2440 Sheridan Drive	Tonawanda	New York	14150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, **Peter S. O'Keefe**, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **O'Keefe Shaw & Co., Inc.**, as of **December 31**, 20**01**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classification solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

SUSAN K. TSAKOS
Notary Public, State of New York
Qualified in Niagara County
My Commission Expires 2-30-03

This report ** c[illegible] plicable boxes):

- ☑ (a) Fa[illegible]
- ☑ (b) Sta[illegible]
- ☑ (c) Sta[illegible] perations
- ☑ (d) Sta[illegible] ~~ancial Condition~~. Cash Flows.
- ☑ (e) State[illegible] Changes [illegible] Stockholders' Equity ~~or Partners' or Proprietor's Capital~~.
- ☐ (f) Statement [illegible] Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not applicable see note 4)
- ☐ (i) Inform[illegible] Relating to the Possession or control Requirements Under Rule 15c3-3. (Not required)
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Included in (g))
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SPIC Supplemental Report. (Not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to exist since the date of the previous audit. (See accompanying supplemental report on internal control structure)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

Edward F. Hacherl
Certified Public Accountant

2440 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

INDEPENDENT AUDITOR'S REPORT

To Mr. Peter S. O'Keefe, President
O'Keefe Shaw & Co., Inc.:

I have audited the following financial statements of O'Keefe Shaw & Co., Inc. (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Stockholder's Equity	6

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing stand[illegible] standards require that I plan and perform the audit to obtain reasonable assurance about w[illegible] statements are free of material misstatement. An audit includes examining, on a te[illegible] [illegible]porting the amounts and disclosures in the financial statements. An audit also inc[illegible] [illegible] principles used and significant estimates made by management, as w[illegible] financial statement presentation. I believe that my audit provides a reaso[illegible]

In my opinion, such financial statements present fairly, in all material respec[illegible], the fina[illegible] [illegible]ion of O'Keefe Shaw & Co., Inc. at December 31, 2001 and the results of its operations and its [illegible] flows for the year then ended in conformity with general accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of O'Keefe Shaw & Co., Inc. as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	10

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basis financial statements and in my opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



January 28, 2002

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

O'Keefe Shaw & Co., Inc.

Statement of Financial Condition
As of December 31, 2001
and Independent Auditor's Report and
Supplemental Report on Internal Control Structure

Filed in accordance with Rule 17a-5(e)(3) as a **Public Document.**

Edward F. Hacherl
Certified Public Accountant

2440 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

INDEPENDENT AUDITOR'S REPORT

To Mr. Peter S. O'Keefe, President
O'Keefe Shaw & Co., Inc.:

I have audited the statement of financial condition of O'Keefe Shaw & Co., Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statement presents fairly, in all material respects, the financial position of O'Keefe Shaw & Co., Inc. at December 31, 2001, in conformity with generally accepted accounting principles.



January 28, 2002



SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
354
WASH. D.C. SECTION

O'Keefe Shaw & Co., Inc.

Statement of Financial Condition

December 31, 2001

ASSETS		
Cash and cash equivalents	$	103,306
Cash deposited with clearing organization		25,000
Receivables from brokers and dealers		37,243
Marketable securities owned, at market value		21,150
Other securities, not readily marketable at estimated fair value		46,100
Prepaid expenses		21,960
Office equipment and furnishings (at cost, less accumulated depreciation of $28,837)		14,444
Deferred income taxes		2,494
Deposits		3,377
TOTAL ASSETS	$	275,074
LIABILITIES & STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	48,550
Total liabilities		48,550
STOCKHOLDERS' EQUITY		
Common Stock, (20,000 shares authorized, 8,300 shares issued & outstanding, $.01 par value)		83
Additional paid-in-capital		145,780
Retained earnings		91,861
Accumulated other comprehensive loss		(11,200)
Total stockholders' equity		226,524
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	275,074

See notes to financial statements.

1. NATURE OF BUSINESS AND ACCOUNTING POLICIES

Nature of business – The Company provides financial planning, and investment brokerage and trading services to individuals and institutions generally located in the western New York area. The Company acts as an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligation to the Company. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by its customers.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements . Actual results could differ from those estimates.

Accounting policies - The significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

- Security Transactions - Security transactions and related commission revenue and expense are recorded on a trade basis.

- Depreciation - Depreciation is recorded using straight line methods over the useful lives of the assets, generally 5 - 7 years. Total depreciation expense for the year ended December 31, 2001 is $6,808.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents The Company is required to maintain a $25,000 deposit account with its clearing-broker dealer.

Investing Activities – The Company's marketable equity securities and other securities without available market quotations are classified as available-for-sale. These securities are reported at fair value. Unrealized gains or losses are reported in stockholder's equity as a component of accumulated other comprehensive loss, net of applicable income taxes.

Realized gains and losses on investments are included in current period earnings. The cost basis of each investment sold is specifically identified for purposes of computing realized gains and losses.

Income Taxes – The Company uses the asset and liability method for financial accounting and reporting of income taxes. Under the asset and liability approach, deferred taxes are determined based upon temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Pension plan – The Company maintains a SIMPLE plan for all of its eligible employees. The employer contributions under the plan for 2001 was $3,565.

2. INVESTMENTS

The Company has marketable equity securities and other securities, not readily marketable. Information regarding investment securities subject to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, at December 31, 2001 is as follows;

Available-for-Sale:	Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Marketable equity securities:	$35,394	-	$(14,244)	$21,150
Other securities:				
Warrants	20,100	-	-	20,100
Equity securities	26,000	-	-	26,000
Total other equity investments	46,100	-	-	46,100
Total	$81,494	-	$(14,244)	$67,250

The proceeds from the sale of available-for-sale investments were $27,366, and the related gross realized losses were $(12,704).

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is $50,000.

At December 31, 2001, the Company had net capital of $126,676 which was $76,676 in excess of its required net capital of $50,000. The Company's net capital ratio was .383 to 1.

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the rule.

4. COMMITMENTS

The Company leases office space under a lease classified as an operating lease on a month-to-month basis. Rent expense under the lease was $27,896 for the year ended December 31, 2001.

The company is obligated under a Stockholders Agreement with its stockholders to acquire their stock in the Company at a price predetermined in accordance the Stockholders Agreement upon death, disability or termination of employment.

5. INCOME TAXES

The income tax provision consists of the following;

Current:	
Federal	$ 1,109
New York State	690
	1,749
Deferred	
Federal	(1,340)
New York State	(780)
	(2,120)
Total	$ (321)

Management has used a tax rate of approximately 22% for calculating deferred taxes.

The significant of the components of deferred tax assets (liabilities) at December 31, 2001 are as follows;

Depreciation	$(2,357)
Accrued expenses deductible in future periods	1,807
Unrealized losses on marketable securities owned	3,044
Total deferred tax asset	$2,494
Less valuation allowance	-
Net deferred tax asset	$2,494

The Company's income tax expense varies from the tax computed using Federal statutory rates due to the Federal surtax exemption, permanent differences and state taxes.

6. COMMON STOCK TRANSACTIONS

On September 30, 2001, the Company amended its' Articles of Incorporation to authorize the recapitalization of the Company's common stock by replacing its authorized 200 shares of no par value common stock with 20,000 shares of $.01 par value common stock.

The Company's sole stockholder exchanged the outstanding 10 shares of "old" no par value common stock for 8,000 shares of "new" $.01 par value common stock as part of the recapitalization.

On September 30, 2001, the Company issued 300 shares of unregistered restricted common stock to various employees for compensation. The stock issued was valued at the Company's September 30, 2001 net book value. The employee stock compensation was valued at $7, 863 and is reflected in common stock and additional paid-in-capital on the statement of financial condition, and in employee compensation and benefits in the accompanying statement of operations.

Edward F. Hacherl
Certified Public Accountant

2440 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

January 28, 2002

To Mr. Peter S. O'Keefe, President
O'Keefe Shaw & Co., Inc.

In planning and performing my audit of the financial statements and supplemental schedule of O'Keefe Shaw & Co., Inc. (the "Company") for the year ended December 31, 2001 on which I issued my report dated January 28, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level

the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matter involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Yours truly,

